INVESTOR PRESENTATION December 19, 2019 123.141.159 74.71.66 0.51.102 217.225.242 255.255.153 252.228.214 230.230.230 Filed by Match Group, Inc. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed under Rule 14a-12 under the Securities Exchange Act of 1934 Subject Companies: IAC/InterActiveCorp Commission File No.: 000-20570 Match Group, Inc. Commission File No.: 001-37636 Date: December 19, 2019

2 123.141.159 74.71.66 0.51.102 217.225.242 255.255.153 252.228.214 230.230.230 NO OFFER OR SOLICITATION / ADDITIONAL INFORMATION AND WHERE TO FIND IT This communication is for information purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. This communication is being made in respect of a proposed transaction involving IAC/InterActiveCorp (“IAC”), IAC Holdings, Inc. (“New IAC”) and Match Group, Inc. (“Match”). In connection with the proposed transaction, IAC, New IAC and Match intend to file relevant materials with the Securities and Exchange Commission (the “SEC”), including a joint registration statement on Form S-4 to be filed by IAC and New IAC that will include a preliminary joint proxy statement of IAC and Match. The information in the preliminary joint proxy statement/prospectus will not be complete and may be changed. Each of IAC and Match will deliver the definitive joint proxy statement to their shareholders as required by applicable law. This communication does not constitute a solicitation of any vote or approval and is not a substitute for any proxy statement or any other document that may be filed with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF IAC AND MATCH ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. Free copies of documents filed with the SEC (when they become available) by IAC may be obtained free of charge on IAC’s website at www.iac.com. Free copies of documents filed with the SEC by Match (when they become available) may also be obtained free of charge from Match’s website at www.mtch.com. PARTICIPANTS IN THE SOLICITATION IAC and Match and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from their respective shareholders in favor of the proposed transaction under the rules of the SEC. Information about IAC’s directors and executive officers is available in IAC’s Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on March 1, 2019, and IAC’s definitive proxy statement, dated April 30, 2019, for its 2019 annual meeting of shareholders. Information about Match’s directors and executive officers is available in Match’s Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on February 28, 2019 and Match’s definitive proxy statement, dated April 30, 2019, for its 2019 annual meeting of shareholders. Additional information regarding participants in the proxy solicitations and a description of their direct and indirect interests will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available. FORWARD-LOOKING STATEMENTS Certain statements and information in this communication may be deemed to be “forward-looking statements” within the meaning of the Federal Private Securities Litigation Reform Act of 1995. Forward-looking statements may include, but are not limited to, statements relating to IAC’s and Match’s anticipated financial performance, objectives, plans and strategies, and all statements (other than statements of historical facts) that address activities, events or developments that IAC and Match intend, expect, project, believe or anticipate will or may occur in the future. These statements are often characterized by terminology such as “believe,” “hope,” “may,” “anticipate,” “should,” “intend,” “plan,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy” and similar expressions, and are based on assumptions and assessments made by IAC’s and Match’s management in light of their experience and their perception of historical trends, current conditions, expected future developments, and other factors they believe to be appropriate. IAC and Match undertake no duty to update or revise any such statements, whether as a result of new information, future events or otherwise. Forward-looking statements are not guarantees of future performance. Whether actual results will conform to expectations and predictions is subject to known and unknown risks and uncertainties, including: risks and uncertainties discussed in reports that Match and IAC have filed with the SEC; competition; Match’s ability to maintain user rates on its higher-monetizing dating products; the companies' ability to attract users to their products and services through cost-effective marketing and related efforts; changes in the companies' relationship with (or policies implemented by) Google; foreign currency exchange rate fluctuations; the companies' ability to distribute their products through third parties and offset related fees; the integrity and scalability of the companies' systems and infrastructure (and those of third parties) and the companies' ability to adapt their systems and infrastructure to changes in a timely and cost-effective manner; the companies' ability to protect their systems from cyberattacks and to protect personal and confidential user information; risks relating to certain of the companies' international operations and acquisitions; the risks inherent in separating Match from IAC, including uncertainties related to, among other things, the costs and expected benefits of the proposed transaction, the calculation of, and factors that may impact the calculation of, the exchange ratio at which shares of IAC capital stock will be converted into the right to receive new shares of the post-separation Match Group in connection with the transaction, the expected timing of the transaction or whether it will be completed, whether the conditions to the transaction can be satisfied or any event, change or other circumstance occurs that could give rise to the termination of the transaction agreement (including the failure to receive any required approvals from the stockholders of IAC and Match or any required regulatory approvals), any litigation arising out of or relating to the proposed transaction, the ability of the parties to successfully consummate the financing transactions contemplated to be completed in connection with the proposed transaction, the expected tax treatment of the transaction, and the impact of the transaction on the businesses of IAC and Match; and other circumstances beyond IAC’s and Match’s control. You should not place undue reliance on these forward-looking statements. For more details on factors that could affect these expectations, please see IAC’s and Match’s filings with the SEC, including, once filed, the proxy statement/prospectus. NON-GAAP MEASURES This presentation includes certain financial measures, including Adj. EBITDA, which are not calculated in accordance with generally accepted accounting principles in the U.S. (“GAAP”). These non-GAAP measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results, including operating income. See Match's filings with the SEC for more information on Adj. EBITDA and other non-GAAP measures.

3 Benefits of Transaction 123.141.159 74.71.66 0.51.102 217.225.242 255.255.153 252.228.214 230.230.230 Eliminates dual class structure Enhances trading liquidity Increased strategic flexibility Effective debt-financed stock repurchase Enables index eligibility Gives IAC shareholders direct ownership in Match Group Capitalizes IAC for the next stage of growth Enhanced management focus on the remaining businesses Highlights currently undervalued assets

4 123.141.159 74.71.66 0.51.102 217.225.242 255.255.153 252.228.214 230.230.230 Note: Illustrative based on current market values as of December 17, 2019. Actual values to be determined at closing. Assumes Match Group public shareholders all elect to receive $3 per share consideration in cash and excludes potential equity sale of Match Group by IAC. 1 Increases to $3.0B if Match Group public shareholders all elect stock distribution. $160 per IAC share (2.35 Match Group shares) $3.5B Pro Forma Net Debt Projected at Close Includes $0.3B Cash $63 per IAC share (1 IAC share) $2.9B Pro Forma Cash Projected at Close1 No Debt $223 per IAC share 4.2x Expected Net Leverage Ratio at Close

5 Transaction Overview 123.141.159 74.71.66 0.51.102 217.225.242 255.255.153 252.228.214 230.230.230 Structure Separation of IAC and Match Group into two independent public companies (“New IAC” and “New Match”), with IAC shareholders receiving a direct ownership interest in New Match proportionate to IAC’s stake in Match Group New Match to have a single class of common stock (one share/one vote) Transaction expected to be tax-free to all shareholders (other than the cash consideration described below) Cash / Stock Consideration Match Group public shareholders to receive one share of New Match and $3/share in consideration (can elect to receive the consideration in cash or additional shares of New Match) IAC will receive $3/share in consideration in cash Aggregate cash not elected by Match Group public shareholders (up to $160M) to be paid to IAC, with IAC shareholders’ stake in New Match reduced proportionally Match Group to fund cash consideration (~$840M) through cash on hand and new borrowings Each holder of IAC common stock or IAC Class B common stock will receive an equivalent interest in New IAC, and an interest in New Match based on IAC’s ownership of Match pre-transaction, subject to transaction-related adjustments Exchangeables New Match to retain IAC’s $1.7B (face value) of Exchangeable Notes and related hedging instruments (“Exchangeables”) IAC shareholders’ stake in New Match to be reduced (at closing) by the market value of the Exchangeables (currently $1.8B) Exchangeables valuation calculation subject to a +/- 25% collar mechanism and related termination right (see appendix for details) Anticipated Timing & Closing Conditions Expected to close at the end of the second quarter of 2020 Conditioned upon vote of disinterested shareholders of Match Group, IAC shareholder vote, and other customary closing conditions Note: Illustrative based on current market values as of December 17, 2019. Actual values to be determined at closing.

6 Transaction Overview 123.141.159 74.71.66 0.51.102 217.225.242 255.255.153 252.228.214 230.230.230 Stock Options Outstanding IAC stock options to be split into New IAC (~30%) and New Match (~70%) awards based on the companies’ relative valuation at closing Results in Match Group assuming ~11M options (~$550M “in-the-money value” today pre-tax) IAC compensates Match Group for ~40% of the total awards assumed (~$225M today) Real Estate Match Group to acquire two Tinder-majority occupied buildings in Los Angeles, currently owned by IAC, for $120M in stock (expected ~2M shares) in January 2020 Tax Attributes New Match to compensate IAC for certain tax attributes (e.g. NOLs) that remain with New Match ($52M) Match Group Governance Following the transaction, the Match Group Board to consist of 11 directors and will be classified The majority of directors will be independent (adding 3 independent directors) Joey Levin (initially serving as Executive Chairman) and Glenn H. Schiffman to remain on the Board Potential Equity Sale Potential sale of up to $1.5B of New Match equity at IAC’s election, with proceeds to be paid to New IAC IAC shareholders’ stake in New Match to be reduced by like amount Note: Illustrative based on current market values as of December 17, 2019. Actual values to be determined at closing.

7 Potential Transaction Adjustments for IAC 123.141.159 74.71.66 0.51.102 217.225.242 255.255.153 252.228.214 230.230.230 Pre-Transaction Transaction Adjustments Pro Forma Projected Cash Balance at 6/30/20 $2.2B $0.7B $2.9B Debt $1.7B ($1.7B) $0.0B Match Group Shares Owned by IAC / New Match Shares Received by IAC Shareholders 228M1 (29M)2 199M + + + = = = ~2.35 Match Group shares per IAC share Face value of Exchangeables $3 / Share Cash Consideration from Match Group Note: Illustrative based on current market values as of December 17, 2019. Actual values to be determined at closing. Assumes Match Group public shareholders all elect to receive $3 per share consideration in cash and excludes potential equity sale of Match Group by IAC. 1 Includes 2M shares expected to be received in January 2020 in exchange for certain real estate assets. 2 See page 12 for additional detail.

8 123.141.159 74.71.66 0.51.102 217.225.242 255.255.153 252.228.214 230.230.230 Potential Transaction Adjustments for Match Group Pre-Transaction1 Transaction Adjustments Pro Forma Projected Cash Balance at 6/30/20 $0.6B ($0.3B) $0.3B Debt (Including Face Value of Exchangeables) $1.6B $2.2B $3.8B Net Debt $1.0B $2.5B $3.5B Net Debt / LTM Adj. EBITDA 1.2x 3.0x 4.2x Fully Diluted Shares Outstanding 295M (19M) 276M + + + = = = ~$840M cash consideration to be financed with combination of cash on hand (~$340M) and new borrowings (~$500M) + = Note: Illustrative based on current market values as of December 17, 2019. Actual values to be determined at closing. Assumes Match Group public shareholders all elect to receive $3 per share consideration in cash and excludes potential equity sale of Match Group by IAC. 1 Assumes Q2 2020E LTM Adj. EBITDA of $0.8B. ~2.0x leverage from Exchangeables Face Value of Exchangeables: $1.7B New Debt: $0.5B + =

9 Match Group Committed to Delevering 123.141.159 74.71.66 0.51.102 217.225.242 255.255.153 252.228.214 230.230.230 No change to Match Group commitment to invest in organic growth as top priority Near-term priority to de-lever; share repurchases to be opportunistic Flexibility for opportunistic M&A Target net leverage of less than 3.0x by 18 months post-close given growth profile and cash flow generation Net Leverage Net Leverage 2 Historical Track Record of Deleveraging1 Expected Deleveraging Post Transaction 1 Note: Historical leverage ratios as reported. 2 Assumes Q2 2020E LTM Adj. EBITDA of $0.8B. Match has also returned $1.2B of capital since IPO 4.1 x 1.7 x LTM Q4 2015 LTM Q3 2019 4.2 x < 3.0 x LTM Q2 2020 LTM Q4 2021

10 Appendix 123.141.159 74.71.66 0.51.102 217.225.242 255.255.153 252.228.214 230.230.230

11 Transaction Structure Overview 123.141.159 74.71.66 0.51.102 217.225.242 255.255.153 252.228.214 230.230.230 Exchangeables Vimeo, Dotdash, Applications, Emerging & Other IAC Shareholders MTCH public shareholders ANGI public shareholders Vimeo, Dotdash, Applications, Emerging & Other IAC Shareholders Current Match Group (including public debt) New Match shareholders (Old IAC shareholders) MTCH public shareholders Exchangeables ANGI public Shareholders New New Today Post-Transaction

12 Illustrative Exchange Ratio Calculation 123.141.159 74.71.66 0.51.102 217.225.242 255.255.153 252.228.214 230.230.230 ($ and share count in millions, except per share data) Note: Illustrative based on current market values as of December 17, 2019. Actual values to be determined at closing. Assumes Match Group public shareholders all elect to receive $3 per share consideration in cash and excludes potential equity sale of Match Group by IAC.

13 Match Group Debt Capital Structure 123.141.159 74.71.66 0.51.102 217.225.242 255.255.153 252.228.214 230.230.230 ($ in millions) Illustrative Pro Forma Capitalization Table Debt Maturity Profile (Excluding New Debt) Note: Market data as of December 17, 2019. Assumes Q2 2020E LTM Adj. EBITDA of $0.8B. ~2.0x leverage from Exchangeables Face Value of IAC Exchangeables $425 $400 $450 $350 $518 $575 $575 $943 $400 $575 $450 $350 $575 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 2031 Existing Match Group Term Loan B Existing Match Group Senior Unsecured Notes IAC Exchangeables

14 Exchangeables and Related Hedging Instruments: Illustrative Conversion from IAC to Match 123.141.159 74.71.66 0.51.102 217.225.242 255.255.153 252.228.214 230.230.230 (share count in millions) Note: Illustrative based on current market values as of December 17, 2019. Actual values to be determined at closing. Assumes Match Group public shareholders all elect to receive $3 per share consideration in cash and excludes potential equity sale of Match Group by IAC. 1 Shares to be settled at maturity at the exercise price of the warrant and are subject to incremental dilution if the stock price is greater than the warrant price. 2 Simplified example; does not reflect required adjustments to the strike price to be made after the Closing per the Warrant Agreements related to Volatility and Liquidity. Hedging instruments consist of Bond Hedges to offset dilution from Exchangeable Notes and Warrants set at 100% premium to share price at time of issuance These instruments will be converted from IAC to Match Group based on relative values of New IAC and New Match at closing

15 Exchangeables Collar Calculation 123.141.159 74.71.66 0.51.102 217.225.242 255.255.153 252.228.214 230.230.230 IAC shareholders’ stake in New Match to be reduced by the fair market value of the Exchangeables, divided by Match Group stock price VWAP For purposes of that calculation, the Match Group stock price VWAP will be capped at a +/- 25% collar of the Match Group VWAP ending on the trading day before signing less $3.00 (cash consideration) If the Match Group VWAP ending 5 days prior to transaction close less $3.00 is below the Minimum Collar, and Match Group does not provide notice that it accepts the collared price, IAC has the right to terminate the transaction. If the Match Group VWAP ending 5 days prior to transaction close less $3.00 is above the Maximum Collar, and IAC does not provide notice that it accepts the collared price, Match Group has the right to terminate the transaction.

16 Bridge to Pro Forma Match Group Shares Outstanding 123.141.159 74.71.66 0.51.102 217.225.242 255.255.153 252.228.214 230.230.230 Note: Illustrative calculation assumes Match Group share price as of December 17, 2019 close. 1 Excludes potential dilution from Exchangeable Notes due 2027 and 2030 because Exchangeable Notes are not currently in-the-money; excludes potential dilution from Exchangeable Notes due 2022 because it is the Company’s intention to settle those Exchangeable Notes with cash equal to the face amount of the notes and any shares issued would be offset by shares received upon exercise of the Note Hedge; excludes potential dilution from the Warrants associated with all three Exchangeable Notes because the warrants are not currently in-the-money. (share count in millions)